SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 13, 2021

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: January 13, 2021

	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President, Chief Financial & Corporate Development Officer Shaw Communications Inc.

NEWS RELEASE

Shaw Announces First Quarter Fiscal 2021 Results

•

Success of Shaw Mobile leads to record Wireless net additions of approximately 101,000 in the quarter, including a 31% year-over-year increase in postpaid net additions to 87,300, and continued Wireless service revenue growth of approximately 10%

•	Strong Wireline adjusted EBITDA margin[1] of 50.4%, an increase of 190-basis points over prior year, reflects focus on profitable customer interactions and effective cost management

•	Stable financial performance as COVID-19 pandemic and uncertainty persists with consolidated adjusted EBITDA[2] growth of 3.2% and free cash flow[2] growth of 23% compared to the prior year

•	Repurchased approximately 6.5 million Class B Non-Voting Shares since the commencement of NCIB program in November for approximately $150 million

Calgary, Alberta (January 13, 2021) – Shaw Communications Inc. (“Shaw” or the “Company”) announces consolidated financial and operating results for the quarter ended November 30, 2020. Consolidated revenue decreased by 0.9% to $1.37 billion, consolidated net income increased 0.6% to $163 million, and adjusted EBITDA increased 3.2% year-over-year to $607 million.

“Since our entry into the wireless business almost five years ago, our strategy has been focused on scaling our Wireless subscriber base and improving the overall customer experience. Throughout this period, we have made significant investments that have enabled us to be innovative and disruptive, while providing tremendous value for Canadians, particularly as we continue to face uncertainties from the ongoing COVID-19 pandemic. In this environment, we have demonstrated our flexible and nimble approach with our go-to-market strategies and strong execution. Connectivity matters more than ever, and our Shaw Mobile bundling strategy is a powerful combination of high quality, affordable wireless services with our robust Fibre+ Internet offering which is clearly resonating with our Internet customers. Our bundling initiatives, combined with a sharp focus on effective cost management across our entire organization, delivered record Wireless customers and a Wireline adjusted EBITDA margin that exceeded 50% in the quarter,” said Brad Shaw, Executive Chair & Chief Executive Officer.

The Company achieved record Wireless subscriber growth in the first quarter with approximately 101,000 new Wireless customers, including 87,300 postpaid net additions and 13,700 prepaid net additions, and continued growth in Wireless service revenue of approximately 10% year-over-year. First quarter ARPU3 decreased by approximately 1.3% as the Company executes on its bundled growth strategy through the acquisition of lower revenue Shaw Mobile customers. Continued aggressive price competition, primarily impacting the Freedom Mobile brand, caused postpaid churn3 to increase in the first quarter to 1.81% compared to 1.50% a year ago. Since the launch of Shaw Mobile on July 30, 2020, the Company continues to expand its premium retail experience to more communities and advance its digital capabilities to serve its customers safely and effectively. During the first quarter, the Company opened five additional Shaw-branded retail locations in new communities throughout British Columbia and Alberta, bringing the total number of wireless retail locations offering Shaw Mobile to approximately 150 stores.

In Wireline, the Company remained focused on profitable customer interactions, building awareness for its Shaw Mobile bundle, and implementing further broadband product and distribution enhancements. First quarter Consumer Internet RGUs3 declined by approximately 15,100 as strong early demand for Shaw Mobile was driven primarily by existing Shaw Internet subscribers, combined with continued lower Internet sales activity due to the COVID-19 environment. The competitive environment continues to be robust and the Company’s efforts are on securing the connectivity needs of the household through its bundling initiatives instead of aggressive discounts on stand-alone products.

Since May 2020, the Company has expanded its portfolio of Internet products and more than doubled the top speed Internet tier, providing more choice for its customers. Following the launch of Fibre+ Gig Internet in the spring, the Company launched Fibre+ Gig 1.5 in early November, a premium Internet tier that delivers the speed and capacity needed for data-heavy customers. Since the launch of faster Internet speeds, combined with the Shaw Mobile bundle, a greater portion of new and existing Shaw Internet customers are choosing Fibre+ Gig plans. The Company also secured approximately 50 additional Internet retail locations through its existing relationships with national third-party retailers.

During the quarter Wireline revenue remained stable with Consumer decreasing 1.4% to $911 million and Business revenue increasing 1.4% to $145 million compared to the prior year. Wireline adjusted EBITDA increased 2.9% and adjusted EBITDA margin increased 190-basis points to 50.4% due to proactive base management and strong cost discipline, partially offset by lower Consumer revenue.

Mr. Shaw continued, “We have successfully navigated the last ten months of pandemic-related challenges, including the launch of Shaw Mobile, providing a strong bundled value proposition for customers and we are proud of the strength of our facilities-based networks, which are not just the core of our digital infrastructure – they are the backbone of our social and economic well-being. While there has been positive news related to the potential efficacy and the timeframe for availability of COVID-19 vaccines in our country, we are still faced with a period of uncertainty, particularly the impacts regarding the most recent restrictions on several areas of our business. However, we continue to believe that connectivity is critical and we remain focused on growing our bundled customers and effectively managing costs in this environment.”

Selected Financial Highlights

	Three months ended November 30,
(millions of Canadian dollars except per share amounts)	2020	2019	Change %
Revenue	1,370	1,383	(0.9)
Adjusted EBITDA(1)	607	588	3.2
Adjusted EBITDA margin(1)	44.3%	42.5%	4.2
Free cash flow(1)	225	183	23.0
Net income	163	162	0.6
Basic and diluted earnings per share	0.31	0.31

(1)

Adjusted EBITDA, adjusted EBITDA margin and free cash flow are non-GAAP financial measures or non-GAAP ratios and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under GAAP and do not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See definitions and discussion under “Non-GAAP and additional financial measures” in the accompanying MD&A.

In the quarter, the Company added approximately 101,000 net Wireless RGUs, consisting of 87,300 postpaid additions and 13,700 prepaid additions. The 31% year-over-year increase in the postpaid subscriber additions reflects strong demand for Shaw Mobile from existing Shaw Internet customers.

Wireless service revenue for the three-month period increased 9.7% to $215 million over the comparable period in fiscal 2020 due to an increased subscriber base, including significant Shaw Mobile additions in the quarter. First quarter ARPU decreased 1.3% to $38.25 compared to the prior year, reflecting the successful onboarding of bundled Shaw Mobile customers. Wireless equipment revenue for the three-month period decreased 16.4% to $102 million as Shaw Mobile benefited from the vast majority of customers bringing their own device. First quarter Wireless adjusted EBITDA of $75 million improved 5.6% year-over-year, due to service revenue growth partially offset by lower roaming revenue and investments in the Shaw Mobile launch, including the expansion of Shaw’s retail footprint.

Wireline RGUs declined by approximately 100,900 in the quarter compared to a loss of approximately 57,500 in the first quarter of fiscal 2020. The current quarter includes Consumer Internet RGU decline of approximately 15,100. The mature products within the Consumer division, including Video, Satellite and Phone declined in the aggregate by 91,800 RGUs. Through continued broadband product and distribution enhancements and Shaw Mobile bundling initiatives, the Company is focused on profitable subscriber growth and reducing household churn.

First quarter Wireline revenue of $1,056 million decreased 1.0% while adjusted EBITDA of $532 million increased 2.9% year-over-year, resulting in a strong Wireline adjusted EBITDA margin of 50.4%. Consumer revenue of $911 million decreased 1.4% compared to the prior year as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue. Business revenue increased approximately 1.4% year-over-year to $145 million, reflecting Internet revenue growth and demand for the Smart suite of business products, partially offset by lower video revenue primarily related to the COVID-19 impacts, particularly in the hospitality sector. Wireline adjusted EBITDA growth was due to proactive base management and decreased operating expenses, including lower employee related costs, travel expenses and advertising and sponsorship costs compared to the prior year.

Capital expenditures in the first quarter of $234 million compared to $260 million a year ago. Wireline capital spending decreased by approximately $44 million compared to the previous year due to lower success-based capital, capitalized labor and new housing development. Wireless spending increased by approximately $18 million year-over-year due to continued network expansion, spectrum deployment and higher IT related spending to support Shaw Mobile launch and digital initiatives.

Free cash flow for the quarter of $225 million compared to $183 million in the prior year. The increase was due to higher adjusted EBITDA and lower capital expenditures partially offset by increased cash taxes.

Net income for the first quarter of fiscal 2021 of $163 million is compared to $162 million in the first quarter of fiscal 2020 as higher adjusted EBITDA and lower interest expense is partially offset with restructuring costs of $12 million and $10 million in higher income taxes.

Fiscal 2021 Guidance

The Company confirms that it remains on track to meet its fiscal 2021 guidance of adjusted EBITDA growth over fiscal 2020, consolidated capital investments of approximately $1.0 billion and free cash flow of approximately $800 million.

The severity and duration of impacts from the COVID-19 pandemic remain uncertain and management continues to focus on the safety of our people, most of whom continue to work from home, connectivity of our customer base, compliance with guidelines and requirements issued by various health authorities and government organizations, and continuity of other critical business operations. During the first quarter of fiscal 2021, the Company experienced a continued reduction in Wireline subscriber activity, an increase in wireline network usage as well as extended peak hours, reduced Wireless equipment sales, increased demand for Wireless voice services, a decrease in Wireless roaming and overage revenue, and an increase in the suspension, cancellation, or reduction of Business customer accounts, impacting Business revenue.

While the financial impacts from COVID-19 in the first quarter of fiscal 2021 were not material, the situation is still uncertain in terms of its magnitude, outcome, duration, resurgence and/or subsequent waves. Consumer behavior impacts remain uncertain and could still change materially, including the potential downward migration of services, acceleration of cord-cutting and reduced ability to pay their bills, all due to the challenging economic situation. Shaw Business primarily serves the small and medium sized market, who are also particularly vulnerable to the economic impacts of challenges in the energy sector and COVID-19, including mandated closures, capacity restrictions, self-quarantines or further social distancing restrictions.

The Company believes its business and facilities-based networks provide critical and essential services to Canadians which remained resilient throughout fiscal 2020 and will continue to be resilient in this dynamic and uncertain environment. Management continues to actively monitor the impacts to the business and make the appropriate adjustments to operating and capital expenditures to reflect the evolving environment. Considering the ongoing presence of COVID-19, the speed at which it develops and/or changes, and the continued uncertainty of the magnitude, outcome, duration, resurgence and/or subsequent waves of the pandemic or the potential efficacy and time frame for the availability of any COVID-19 vaccines, compounded by the continued uncertainty in the energy sector, the current estimates of our operational and financial results which underlie our outlook for fiscal 2021 are subject to a significantly higher degree of uncertainty. Any estimate of the length and severity of these developments is therefore subject to uncertainty, as are our estimates of the extent to which the COVID-19 pandemic may, directly or indirectly, materially and adversely affect our operations, financial results, and condition in future periods.

As at November 30, 2020, the Company’s net debt leverage ratio1 of 2.3x was below its target leverage range of 2.5x to 3.0x. On November 2, 2020, the Company received approval from the Toronto Stock Exchange (TSX) to renew its normal course issuer bid (NCIB) program to purchase up to 24,532,404 Class B Non-Voting Participating Shares (Class B Non-Voting Shares), representing 5% of all the issued and outstanding Class B Non-Voting Shares. As of December 31, 2020, and since renewal of the NCIB in early November, the Company repurchased approximately 6.5 million Class B Non-Voting Shares for approximately $150 million or $22.93 per Class B Non-Voting Share.

“We are pleased with our first quarter performance which clearly demonstrates our commitment to growing our wireless customer base through a strong bundled offering. While the ongoing COVID-19 pandemic will continue to have impacts to certain areas of our business, we believe that connectivity remains critical and our business is resilient. Supported by free cash flow growth, ample liquidity and a strong balance sheet, we are on track to meet our commitments for fiscal 2021, including returning substantial capital to our shareholders through our dividend payments and our NCIB program that commenced in the quarter,” said Brad Shaw.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

The accompanying MD&A forms part of this news release and the “Caution concerning forward-looking statements” applies to all the forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

[1]

Adjusted EBITDA margin and net debt leverage ratio are non-GAAP ratios that are calculated by dividing adjusted EBITDA by revenue and by dividing net debt by adjusted EBITDA, respectively. Adjusted EBITDA and net debt are non-GAAP financial measures. Adjusted EBITDA margin and net debt leverage ratio should not be considered as substitutes or alternatives for GAAP measures and may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” and “Liquidity and capital resources” in the accompanying MD&A for information about these ratios, including how they are calculated.

[2]

Adjusted EBITDA and free cash flow are non-GAAP financial measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under GAAP and do not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” in the accompanying MD&A for information about these measures, including how we calculate them.

[3]	See definitions and discussion of ARPU, RGUs and Wireless postpaid churn under “Key Performance Drivers” in the accompanying MD&A.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended November 30, 2020

January 13, 2021

Advisories

The following Management’s Discussion and Analysis (MD&A) of Shaw Communications Inc. is dated January 13, 2021 and should be read in conjunction with the condensed interim Consolidated Financial Statements and Notes thereto for the quarter ended November 30, 2020 and the 2020 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2020 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (IFRS) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw,” the “Company,” “we,” “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. They can generally be identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “target,” “goal” and similar expressions (although not all forward-looking statements contain such words). Forward looking statements in this MD&A may include, but are not limited to statements relating to:

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	expected cost efficiencies;

•	financial guidance and expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	the Company’s equity investments, joint ventures, and partnership arrangements;

•	expected growth in subscribers and the products/services to which they subscribe;

•	competitive strengths and pressures;

Shaw Communications Inc.

•	expected project schedules, regulatory timelines, completion/in-service dates for the Company’s capital and other projects;

•	the expected number of retail outlets;

•	the expected impact of new accounting standards, recently adopted or expected to be adopted in the future;

•	the effectiveness of any changes to the design and performance of the Company’s internal controls and procedures;

•

the expected impact of changes in laws, regulations, decisions by regulators or other actions by governments or regulators on the Company’s business, operations and/or financial performance or the markets in which the Company operates;

•	the expected impact of any emergency measures implemented by governments or regulators;

•	timing of new product and service launches;

•

the deployment of: (i) network infrastructure to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	the expected growth in the Company’s market share;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	the expansion and growth of the Company’s business and operations and other goals and plans;

•	execution and success of the Company’s current and long term strategic initiatives; and

•	the expected impact of the continued uncertainty in the energy sector and the COVID-19 pandemic.

All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. Considering the ongoing uncertainty faced by the energy sector and the uncertain and changing circumstances surrounding the COVID-19 pandemic and the related response from the Company, governments (federal, provincial and municipal), regulatory authorities, businesses and customers, there continues to be inherently more uncertainty associated with the Company’s assumptions as compared to prior periods.

These assumptions, many of which are confidential, include but are not limited to management expectations with respect to:

•	general economic conditions, which includes the impact on the economy and financial markets of (i) uncertainty in the energy sector, and (ii) the COVID-19 pandemic and other health risks;

•	the impact of (i) uncertainty in the energy sector, and (ii) the COVID-19 pandemic and other health risks on the Company’s business, operations, capital resources and/or financial results;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax rates;

•	future foreign exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•	incremental costs associated with growth in wireless handset sales;

•	pricing, usage and churn rates;

•	availability and cost of programming, content, equipment, and devices;

•	the completion of proposed transactions;

•	industry structure, conditions and stability;

Shaw Communications Inc.

•	regulation, legislation or other actions by governments or regulators (and the impact or projected impact on the Company’s business);

•	the implementation of any emergency measures by governments or regulators (and the impact or projected impact on the Company’s business, operations, and/or financial results);

•

access to key suppliers and third-party service providers and their goods and services required to execute on the Company’s current and long-term strategic initiatives on commercially reasonable terms;

•	key suppliers performing their obligations within the expected timelines;

•	retention of key employees;

•

the Company being able to successfully deploy (i) network infrastructure required to improve capacity and coverage, and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	the sustainability of results and objectives and cost reductions achieved through the Total Business Transformation (TBT) initiative and Voluntary Departure Program (VDP);

•

operating expense and capital cost estimates associated with the implementation of enhanced health and safety measures for the Company’s offices, retail stores and employees to reduce the spread of COVID-19;

•	the Company can gain access to sufficient retail distribution channels;

•	the Company can access the spectrum resources required to execute on its current and long-term strategic initiatives; and

•	the Company being able to execute on its current and long term strategic initiatives.

You should not place undue reliance on any forward-looking statements. Many risk factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to:

•

changes in general economic, market and business conditions including the impact of (i) uncertainty in the energy sector, and (ii) the COVID-19 pandemic and other health risks, on the economy and financial markets which may have a material adverse effect on the Company’s business, operations, capital resources and/or financial results;

•

increased operating expenses and capital costs associated with the implementation of enhanced health and safety measures for the Company’s offices, retail stores and employees in response to the COVID-19 pandemic;

•	changes in interest rates, income taxes and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments and other changing conditions in the entertainment, information and communications industries;

•	changes in laws, regulations and decisions by regulators, or other actions by governments or regulators, that affect the Company or the markets in which it operates;

•	any emergency measures implemented by governments or regulators;

•	technology, privacy, cyber security and reputational risks;

•	disruptions to service, including due to network failure or disputes with key suppliers;

•	the Company’s ability to execute its strategic plans and complete its capital and other projects by the completion date;

•	the Company’s ability to grow subscribers and market share;

•	the Company’s ability to close key transactions;

•	the Company’s ability to have and/or obtain the spectrum resources required to execute on its current and long-term strategic initiatives;

•	the Company’s ability to gain sufficient access to retail distribution channels;

•

the Company’s ability to access key suppliers and third-party service providers and their goods and services required to execute on its current and long-term strategic initiatives on commercially reasonable terms;

•	the ability of key suppliers to perform their obligations within expected timelines;

•	the Company’s ability to retain key employees;

•	the Company’s ability to achieve cost efficiencies;

Shaw Communications Inc.

•	the Company’s ability to sustain the results/objectives and cost reductions achieved through the TBT initiative and VDP;

•

the Company’s ability to complete the deployment of (i) network infrastructure required to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	opportunities that may be presented to and pursued by the Company;

•	the Company’s ability to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in the Company’s fiscal 2020 Annual MD&A under the heading “Known Events, Trends, Risks and Uncertainties.”

The foregoing is not an exhaustive list of all possible risk factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in the Company’s fiscal 2020 Annual MD&A and this MD&A. This MD&A provides certain future-oriented financial information or financial outlook (as such terms are defined in applicable securities laws), including the financial guidance and assumptions disclosed under “Outlook.” Shaw discloses this information because it believes that certain investors, analysts and others utilize this and other forward-looking information to assess Shaw’s expected operational and financial performance, and as an indicator of its ability to service debt and pay dividends to shareholders. The Company cautions that such financial information may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward-looking statements contained in this MD&A are expressly qualified by this statement.

Additional Information

Additional information concerning the Company, including the Company’s Annual Information Form, is available through the Internet on SEDAR which may be accessed at www.sedar.com. Copies of such information may also be obtained on the Company’s website at www.shaw.ca, or on request and without charge from the Corporate Secretary of the Company, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

Non-GAAP and additional financial measures

Certain measures in this MD&A do not have standard meanings prescribed by GAAP and are therefore considered non-GAAP financial measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, GAAP and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-GAAP and additional financial measures” in this MD&A for a discussion and reconciliation of non-GAAP financial measures, including adjusted EBITDA, free cash flow and net debt as well as net debt leverage ratio and adjusted EBITDA margin, which are non-GAAP ratios.

Shaw Communications Inc.

Introduction

At Shaw, we focus on delivering sustainable long-term growth by connecting customers to the world through a best-in-class seamless connectivity experience by leveraging our world class converged network. This includes driving operational efficiencies and executing on our strategic priorities through the delivery of an exceptional customer experience and a more agile operating model. Our strategic priorities include growing our wireless and broadband relationships, with a focus on bundling Shaw Mobile and Internet customers, identifying sustainable cost savings in our core Wireline business and making the appropriate investments to capitalize on future growth, including network related investments to support continued broadband product enhancements and deliver a 5G wireless experience.

With the onset of the global COVID-19 pandemic in 2020, connectivity rapidly became a critical lifeline for Canadians and our economy. During this unprecedented period, our network performance was exceptional, and we remain focused on supporting our employees, customers and communities. Our robust facilities-based network, the result of years of significant investment, has showcased its strength in addressing our customers’ need to stay connected to family, friends and colleagues and work from home throughout the COVID-19 pandemic. During the first quarter, the Company experienced the following key impacts related to COVID-19:

•	a reduction in overall wireline subscriber activity,

•	an increase in wireline network usage as well as extended peak hours,

•	reduced wireless equipment sales,

•	increased demand for wireless voice services,

•	a decrease in wireless roaming and overage revenue,

•	customer payments substantially in-line with historical trends, and

•	the suspension, reduction, or cancellation of, Shaw Business customer accounts

While the pandemic has had an impact on our business, Shaw continues to be resilient, delivering solid financial and operating results, and we believe that we are well positioned to meet the rapidly changing and increasing demands of our customers. The financial impacts from COVID-19 in the first quarter were not material; however, the situation remains uncertain in terms of: (i) its magnitude, outcome, duration, resurgences and/or subsequent waves, and (ii) the potential efficacy and time frame for the availability of any COVID-19 vaccines. Consumer behaviors could still change materially, including the potential downward migration of services, acceleration of cord-cutting and reduced ability of customers to pay their bills, all due to the challenging economic situation. Shaw Business primarily serves the small and medium sized market, who are also particularly vulnerable to the economic impacts of the volatile energy sector and COVID-19, including mandated closures or further social distancing restrictions.

As an ongoing risk, the duration and impact of the COVID-19 pandemic is still unknown, as is the efficacy and duration of the government interventions. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty.

Wireless

Our Wireless division currently operates in Ontario, Alberta and British Columbia, covering approximately 50% of the Canadian population, and is positioned as the leading alternative for mobile services to the three national wireless incumbent carriers.

On July 30, 2020, the Company launched Shaw Mobile, a new wireless service in western Canada that leverages Shaw’s LTE and Fibre+ networks, along with Canada’s largest WiFi service, to provide Shaw Internet customers with an innovative wireless experience. Shaw Mobile provides Shaw Internet customers with bundling opportunities to take advantage of unprecedented savings, combined with the ability to customize their mobile data requirements through two rate plans – By The Gig and Unlimited Data. Shaw Mobile is a powerful example of how facilities-based service providers can compete and innovate to deliver true wireless affordability for Canadians. Shaw Mobile capitalizes on the long-term trend that shows the vast majority of Canadians’ smart device data usage occurs on WiFi networks, a fact amplified by recent work-from-home trends.

Shaw Communications Inc.

Freedom Mobile continues to promote its Big Gig Unlimited and Absolute Zero offers. Paired with the most popular devices, and ongoing improvements in the strength and capacity of its network, the Big Gig Unlimited and Absolute Zero plans continue to disrupt the wireless market by providing Canadians with a better, more affordable option when choosing a wireless service provider.

First quarter fiscal 2021 results include record Wireless net additions of approximately 101,000, due to strong demand for Shaw Mobile from existing Internet customers, bringing the total Wireless customer base to over 1.9 million subscribers. Wireless service revenue increased 9.7% to $215 million and adjusted EBITDA increased 5.6% to $75 million compared to the first quarter of fiscal 2020 as the Company continues to scale its business, partially offset by reduced roaming revenue and Shaw Mobile investments.

Supporting its wireless growth are significant investments in its wireless network and customer service capabilities. The Company continues to modernize and expand its retail presence. Since the launch of Shaw Mobile, which included 19 locations, an additional 5 were added in the first quarter. Total wireless retail locations across its operating footprint, including corporate, dealer and national retail, have grown to approximately 720, where Shaw Mobile is available in approximately 150 locations. The Company also continues to prioritize network investments that enhance its existing LTE service and prepare for the delivery of 5G services.

The Company has completed several successful 5G trials, the most recent using the 600 MHz spectrum band. In addition, 600 MHz radio and antenna designs were implemented at new and existing sites in preparation for a 5G service and the Company has completed the migration of its core network to the CloudBased Infrastructure Software platform, the latest generation of cloud core architecture from NOKIA. As part of its converged network strategy, the Company continues to leverage the coaxial cable (which transports both power and multi-gigabit data speeds) in its Fibre+ network for the rapid and flexible deployment of small cells, which will support densification efforts in preparation for 5G.

Wireline

In our Wireline business, we have cemented our status as a technology leader and Western Canada’s leader in gig speed Internet underpinned by our Fibre+ network. Through our digital transformation, we have made it easier to interact with our customers and are leveraging insights from customer data to better understand their preferences so we can provide them with the services they want. We continue to streamline and simplify manual processes that improve the customer experience and day-to-day operations for our employees.

Despite the unprecedented impact that the COVID-19 pandemic had on the lives of our customers this past year, and the corresponding impacts to the way we serve our customers, our focus remains on the execution and delivery of stable and profitable Wireline results. This includes growth in high quality Internet subscribers and improving overall customer account profitability by attracting and retaining higher value households with our best value proposition on 2-year ValuePlans for those who want faster Internet with a better customer experience in addition to Video and Wireless services. Through our introduction of Shaw Mobile, we expect to further strengthen our relationship with existing Wireline customers with our bundled offering to Internet customers as we continue to scale our Wireless business.

Shaw Communications Inc.

The Company continues to deploy its Shaw Gateway modem, powered by Comcast, which enables faster Internet speeds, supports more devices, and provides a stronger in-home WiFi connection. For customers with harder to reach areas in their homes, the new Fibre+ Pods work as an extension of the Shaw Gateway modem to deliver WiFi to all corners of the home, including places where it is difficult to get coverage because of signal blocking building materials or home design.

Building on its network advantage, the Company continues to enhance its broadband product with a new portfolio of Internet plans, including the 750 Mbps tier and its Shaw Fibre+ Gig tier, each available to 99% of residential customers located in our western Canadian Wireline operating footprint. The Company introduced Shaw Fibre+ Gig 1.5 in November, designed to provide gamers, streamers and other heavy data users the speed and bandwidth they need for the many connected devices and data-heavy applications they use every day at home. The Company also secured approximately 50 additional Internet retail locations through its existing relationship with national third-party retailers. In the first quarter, Wireline RGUs declined by approximately 100,900 compared to a decline of 57,500 in the prior year, including Consumer Internet losses of 15,100 in the current quarter. Wireline revenue remained stable, decreasing 1.0% while our focus on profitable customer interactions and effective cost management resulted in adjusted EBITDA growth of 2.9% and a strong Wireline adjusted EBITDA margin of 50.4%.

Our Wireline Business division provides connectivity solutions to its customers by leveraging our Smart suite products which provides cost-effective enterprise grade managed IT and communications solutions that are increasingly valued by businesses of all sizes as the digital economy grows in scope and complexity. The COVID-19 pandemic, as well as continued uncertainty facing the energy sector in western Canada, impacted the Business division by causing the suspension, reduction or cancellation of a number of Business customer accounts and slowing revenue growth. In response to the changing needs of its customers during the pandemic, Shaw Business added a suite of collaboration tools and new Smart products, such as Microsoft 365, Smart Remote Office, SmartSecurity and SmartTarget. Despite the challenging environment, first quarter Business revenue increased 1.4% to $145 million over the prior year.

Shaw Communications Inc.

Selected financial and operational highlights

Financial Highlights

	Three months ended November 30,
(millions of Canadian dollars except per share amounts)	2020	2019	Change %
Operations:
Revenue	1,370	1,383	(0.9)
Adjusted EBITDA(1)	607	588	3.2
Adjusted EBITDA margin(1)	44.3%	42.5%	4.2
Funds flow from operations(2)	488	450	8.4
Free cash flow(1)	225	183	23.0
Net income	163	162	0.6
Per share data:
Earnings per share
Basic and diluted	0.31	0.31
Weighted average participating shares for basic earnings per share outstanding during period (millions)	513	518

(1)

Adjusted EBITDA, adjusted EBITDA margin and free cash flow are non-GAAP financial measures or non-GAAP ratios and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under GAAP and do not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See definitions and discussion under “Non-GAAP and additional financial measures” for information about these measures including how we calculate them.

(2)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the condensed interim Consolidated Statements of Cash Flows.

Key Performance Drivers

The Company measures the success of its strategies using a number of key performance drivers which are defined and described under “Key Performance Drivers – Statistical Measures” in the 2020 Annual MD&A and in this MD&A below, which includes a discussion as to their relevance, definitions, calculation methods and underlying assumptions. The following key performance indicators are not measurements in accordance with GAAP, should not be considered alternatives to revenue, net income or any other measure of performance under GAAP and may not be comparable to similar measures presented by other issuers.

Shaw Communications Inc.

Subscriber (or revenue generating unit (RGU)) highlights

The Company measures the count of its subscribers in its Consumer, Business, and Wireless divisions. For further details and discussion on subscriber counts for RGUs see “Key Performance Drivers – Statistical Measures – Subscriber Counts for RGUs” in the MD&A for the year ended August 31, 2020.

			Change
			Three months ended
	November 30, 2020	August 31, 2020	November 30, 2020	November 30, 2019
Wireline – Consumer
Video – Cable	1,356,083	1,390,520	(34,437)	(13,948)
Video – Satellite	617,140	650,727	(33,587)	(31,875)
Internet	1,888,800	1,903,868	(15,068)	5,648
Phone	648,850	672,610	(23,760)	(26,178)

Total Consumer	4,510,873	4,617,725	(106,852)	(66,353)

Wireline – Business
Video – Cable	37,479	37,512	(33)	1,622
Video – Satellite	38,367	36,002	2,365	2,333
Internet	179,461	178,270	1,191	694
Phone	390,082	387,660	2,422	4,253

Total Business	645,389	639,444	5,945	8,902

Total Wireline	5,156,262	5,257,169	(100,907)	(57,451)

Wireless
Postpaid	1,569,471	1,482,175	87,296	66,865
Prepaid	353,072	339,339	13,733	(8,954)

Total Wireless	1,922,543	1,821,514	101,029	57,911

Total Subscribers	7,078,805	7,078,683	122	460

In Wireless, the Company gained 101,029 net postpaid and prepaid subscribers in the quarter, consisting of 87,296 postpaid additions and 13,733 prepaid additions. The 31% year-over-year increase in the postpaid subscriber additions reflects strong demand for Shaw Mobile from existing Shaw Internet customers.

Wireline RGUs decreased by 100,907 compared to a 57,451 RGU loss in the first quarter of fiscal 2020. The current quarter includes a Consumer Internet RGU decline of 15,068, which compares to net additions of 5,648 a year ago. The mature products within the Consumer division, including Video, Satellite and Phone, declined in the aggregate by 91,784 RGUs. Through continued broadband product and distribution enhancements and Shaw Mobile bundling initiatives, the Company is focused on profitable subscriber growth and reducing household churn.

Shaw Communications Inc.

Wireless Postpaid Churn

Wireless postpaid subscriber or RGU churn (“postpaid churn”) measures success in retaining subscribers. Wireless postpaid churn is a measure of the number of postpaid subscribers that deactivated during a period as a percentage of the average postpaid subscriber base during a period, calculated on a monthly basis. It is calculated by dividing the number of Wireless postpaid subscribers that deactivated (in a month) by the average number of postpaid subscribers during the month. When used or reported for a period greater than one month, postpaid churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the average number of postpaid subscribers of each period incurred.

Postpaid churn of 1.81% in the first quarter of fiscal 2021 compares to 1.50% in the first quarter of fiscal 2020 due to continued aggressive price competition in the quarter, primarily impacting the Freedom Mobile brand.

Wireless average billing per subscriber unit (ABPU)

Wireless ABPU is an industry metric that is useful in assessing the operating performance of a wireless entity. We use ABPU as a measure that approximates the average amount the Company invoices an individual subscriber unit for service on a monthly basis. ABPU helps us to identify trends and measures the Company’s success in attracting and retaining higher lifetime value subscribers. Wireless ABPU is calculated as service revenue (excluding allocations to wireless service revenue under IFRS 15) divided by the average number of subscribers on the network during the period and is expressed as a rate per month.

ABPU of $42.66 in the first quarter of fiscal 2021 compares to $43.60 in the first quarter of fiscal 2020, representing a decrease of 2.2%. The decrease in ABPU year over year reflects the execution of the Company’s bundled growth strategy through the acquisition of lower revenue Shaw Mobile customers.

Wireless average revenue per subscriber unit (ARPU)

Wireless ARPU is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. ARPU also helps to identify trends and measure the Company’s success in attracting and retaining higher-value subscribers.

ARPU of $38.25 in the first quarter of fiscal 2021 compares to $38.76 in the first quarter of fiscal 2020, representing a decrease of 1.3%. The decrease in ARPU year over year reflects the execution of the Company’s bundled growth strategy through the acquisition of lower revenue Shaw Mobile customers.

Shaw Communications Inc.

Overview

For detailed discussion of divisional performance see “Discussion of operations.” Highlights of the consolidated first quarter financial results are as follows:

Revenue

Revenue for the first quarter of fiscal 2021 of $1.37 billion decreased $13 million, or 0.9%, from $1.38 billion for the first quarter of fiscal 2020, highlighted by the following:

•

The year-over-year decrease in consolidated revenue included a $13 million, or 1.4%, decrease in the Consumer division as the growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

•

The Wireless division contributed $317 million and included a $1 million, or 0.3%, decline over the first quarter of fiscal 2020 reflecting a $19 million increase in service revenue more than fully offset by a decrease in equipment revenue of $20 million primarily due to the impact of Shaw Mobile with the vast majority of customers bringing their own devices in the current quarter.

•

The Business division had growth of $2 million, or 1.4%, in comparison to the first quarter of fiscal 2020 reflecting Internet revenue growth and demand for the Smart suite of business products, partially offset by lower video revenue primarily related to the COVID-19 impacts, particularly in the hospitality sector.

Compared to the fourth quarter of fiscal 2020, consolidated revenue for the quarter increased 1.6%, or $21 million. The increase in revenue over the prior quarter primarily relates to a $19 million increase in equipment revenue in the Wireless division combined with a $4 million increase in service revenue in the Wireless division. Wireline revenue remained comparable quarter-over-quarter.

Adjusted EBITDA

Adjusted EBITDA for the first quarter of fiscal 2021 of $607 million increased by $19 million, or 3.2%, from $588 million for the first quarter of fiscal 2020, highlighted by the following:

•

The year-over-year improvement in the Wireless division of $4 million, or 5.6%, is mainly due to service revenue growth partially offset by lower roaming revenue and investments in the Shaw Mobile launch, including the expansion of Shaw’s retail footprint.

•

The year-over-year increase in the Wireline division of $15 million, or 2.9%, was primarily due to proactive base management and decreased operating expenses, including lower employee related costs, travel expenses and advertising and sponsorship costs compared to the prior year.

Consistent with the variances noted above, adjusted EBITDA margin for the first quarter of 44.3% increased 180-basis points compared to 42.5% in the first quarter of fiscal 2020.

Compared to the fourth quarter of fiscal 2020, adjusted EBITDA for the current quarter increased $13 million, or 2.2%, primarily due to a $22 million increase in the Wireline division as a result of proactive base management and decreased operating expenses, including lower employee related costs, travel expenses and advertising and sponsorship costs compared to the prior year. This was partially offset by a $9 million decrease in the Wireless division as the $23 million increase in revenue was more than fully offset by the impact of lower margins due to higher equipment sales and investments in the Shaw Mobile launch, including the expansion of Shaw’s retail footprint.

Shaw Communications Inc.

Free cash flow

Free cash flow for the first quarter of fiscal 2021 of $225 million increased $42 million from $183 million in the first quarter of fiscal 2020, mainly due to a $26 million decrease in capital expenditures, a $19 million increase in adjusted EBITDA and lower interest on debt partially offset by a $7 million increase in cash taxes.

Net income (loss)

Net income of $163 million for the three months ended November 30, 2020, compared to a net income of $162 million for the same period in fiscal 2020. The changes in net income are outlined in the following table:

	November 30, 2020 net income compared to:
	Three months ended
(millions of Canadian dollars)	August 31, 2020	November 30, 2019
Increased adjusted EBITDA(1)	13	19
Increased restructuring costs(3)	(12)	(12)
Decreased (increased) amortization	7	(2)
Change in net other costs and revenue(2)	1	6
Increased income taxes	(21)	(10)

	(12)	1

(1)

Adjusted EBITDA is a non-GAAP financial measure and should not be considered a substitute or alternative for GAAP measures. This is not a defined term under GAAP and does not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for information about this measure, including how we calculate it.

(2)

Net other costs and revenue include accretion of long-term liabilities and provisions, interest, debt retirement costs, realized and unrealized foreign exchange differences and other losses as detailed in the unaudited Consolidated Statements of Income.

(3)

During the first quarter of fiscal 2021, the Company made a number of changes to its organizational structure in an effort to streamline the business, consolidate certain functions, and reduce redundancies between the Wireless and Wireline segments. In connection with the restructuring, the Company recorded costs of $12 million, primarily related to severance and employee related costs.

Shaw Communications Inc.

Outlook

The Company confirms that it remains on track to meet its fiscal 2021 guidance of adjusted EBITDA growth over fiscal 2020, consolidated capital investments of approximately $1.0 billion and free cash flow of approximately $800 million.

The severity and duration of impacts from the COVID-19 pandemic remain uncertain and management continues to focus on the safety of our people, most of whom continue to work from home, connectivity of our customer base, compliance with guidelines and requirements issued by various health authorities and government organizations, and continuity of other critical business operations. During the first quarter of fiscal 2021, the Company experienced a continued reduction in Wireline subscriber activity, an increase in wireline network usage as well as extended peak hours, reduced Wireless equipment sales, increased demand for Wireless voice services, a decrease in Wireless roaming and overage revenue, and an increase in the suspension, cancellation, or reduction of Business customer accounts, impacting Business revenue.

While the financial impacts from COVID-19 in the first quarter of fiscal 2021 were not material, the situation is still uncertain in terms of its magnitude, outcome, duration, resurgence and/or subsequent waves. Consumer behavior impacts remain uncertain and could still change materially, including the potential downward migration of services, acceleration of cord-cutting and reduced ability to pay their bills, all due to the challenging economic situation. Shaw Business primarily serves the small and medium sized market, who are also particularly vulnerable to the economic impacts of challenges in the energy sector and COVID-19, including mandated closures, capacity restrictions, self-quarantines or further social distancing restrictions.

The Company believes its business and facilities-based networks provide critical and essential services to Canadians which remained resilient throughout fiscal 2020 and will continue to be resilient in this dynamic and uncertain environment. Management continues to actively monitor the impacts to the business and make the appropriate adjustments to operating and capital expenditures to reflect the evolving environment. Considering the ongoing presence of COVID-19, the speed at which it develops and/or changes, and the continued uncertainty of the magnitude, outcome, duration, resurgence and/or subsequent waves of the pandemic or the potential efficacy and time frame for the availability of any COVID-19 vaccines, compounded by the continued uncertainty in the energy sector, the current estimates of our operational and financial results which underlie our outlook for fiscal 2021 are subject to a significantly higher degree of uncertainty. Any estimate of the length and severity of these developments is therefore subject to uncertainty, as are our estimates of the extent to which the COVID-19 pandemic may, directly or indirectly, materially and adversely affect our operations, financial results, and condition in future periods.

See “Caution concerning forward-looking statements.”

Non-GAAP and additional financial measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures or ratios. These financial measures do not have standard definitions prescribed by GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional financial measures. Additional financial measures include line items, headings and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-GAAP financial measures, ratios, and additional financial measures have not been presented as an alternative to revenue, net income or any other measure of performance required by GAAP.

Shaw Communications Inc.

Below is a discussion of the non-GAAP financial measures, ratios, and additional financial measures used by the Company and provides a reconciliation to the nearest GAAP measure or provides a reference to such reconciliation.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before items such as restructuring costs, equity income/loss of an associate or joint venture, amortization (a non-cash expense), taxes and interest. Adjusted EBITDA is one measure used by the investing community to value the business. Adjusted EBITDA has no directly comparable GAAP financial measure. Alternatively, the following table provides a reconciliation of net income to adjusted EBITDA:

	Three months ended November 30,
(millions of Canadian dollars)	2020	2019
Net income	163	162
Add back (deduct):
Restructuring costs	12	—
Amortization:
Deferred equipment revenue	(3)	(4)
Deferred equipment costs	13	18
Property, plant and equipment, intangibles and other	295	289
Amortization of financing costs – long-term debt	1	1
Interest expense	66	71
Other losses	2	3
Current income tax expense	36	36
Deferred income tax expense	22	12

Adjusted EBITDA	607	588

Adjusted EBITDA margin

Adjusted EBITDA margin is a non-GAAP ratio that is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin is also one of the measures used by the investing community to value the business.

	Three months ended November 30,
	2020	2019	Change %
Wireline	50.4%	48.5%	3.9
Wireless	23.7%	22.3%	6.3

Combined Wireline and Wireless	44.3%	42.5%	4.2

Shaw Communications Inc.

Net debt

The Company uses this measure to perform valuation-related analysis and make decisions about the Company’s capital structure. We believe this measure aids investors in analyzing the value of the business and assessing our leverage. Refer to “Liquidity and capital resources” for further detail.

Net debt leverage ratio

The Company uses this non-GAAP ratio to determine its optimal leverage ratio. Refer to “Liquidity and capital resources” for further detail.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders.

Free cash flow is comprised of adjusted EBITDA and then deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, interest on lease liabilities, lease payments relating to lease liabilities, dividends paid on the preferred shares, and recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense or recovery.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow, including adjusted EBITDA, continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended November 30,
(millions of Canadian dollars)	2020	2019	Change %
Revenue
Consumer	911	924	(1.4)
Business	145	143	1.4

Wireline	1,056	1,067	(1.0)
Service	215	196	9.7
Equipment	102	122	(16.4)

Wireless	317	318	(0.3)

	1,373	1,385	(0.9)
Intersegment eliminations	(3)	(2)	50.0

	1,370	1,383	(0.9)

Adjusted EBITDA(1)
Wireline	532	517	2.9
Wireless	75	71	5.6

	607	588	3.2

Capital expenditures and equipment costs (net):(2)
Wireline	161	205	(21.5)
Wireless	73	55	32.7

	234	260	(10.0)

Free cash flow(1) before the following	373	328	13.7
Less:
Interest on debt	(55)	(58)	(5.2)
Interest on lease liabilities	(11)	(11)	—
Cash taxes	(49)	(42)	16.7
Lease payments relating to lease liabilities	(31)	(30)	3.3
Other adjustments:
Pension adjustment	—	(2)	(100.0)
Preferred share dividends	(2)	(2)	—

Free cash flow(1)	225	183	23.0

(1)

Adjusted EBITDA and free cash flow are non-GAAP financial measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under GAAP and do not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for information about these measures, including how we calculate them.

(2)	Per Note 3 to the unaudited interim Consolidated Financial Statements.

Shaw Communications Inc.

Discussion of operations

Wireline

	Three months ended November 30,
(millions of Canadian dollars)	2020	2019	Change %
Consumer	911	924	(1.4)
Business	145	143	1.4

Wireline revenue	1,056	1,067	(1.0)
Adjusted EBITDA(1)	532	517	2.9

Adjusted EBITDA margin(1)	50.4%	48.5%	3.9

(1)

Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures or non-GAAP ratios and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under GAAP and do not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for information about these measures, including how we calculate them.

Revenue highlights include:

•

Consumer revenue for the first quarter of fiscal 2021 decreased by $13 million, or 1.4%, compared to the first quarter of fiscal 2020 as the growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

•	As compared to the fourth quarter of fiscal 2020, the current quarter revenue decreased by $6 million, or 0.7%.

•

Business revenue of $145 million for the first quarter of fiscal 2021 increased $2 million, or 1.4%, compared to the first quarter of fiscal 2020, reflecting Internet revenue growth and demand for the Smart suite of business products, partially offset by lower video revenue primarily related to the COVID-19 impacts, particularly in the hospitality sector.

•	As compared to the fourth quarter of fiscal 2020, the current quarter revenue increased $5 million, or 3.6%.

Adjusted EBITDA highlights include:

•

Adjusted EBITDA for the first quarter of fiscal 2021 of $532 million increased 2.9%, or $15 million from $517 million in the first quarter of fiscal 2020. The increase was primarily due to proactive base management and decreased operating expenses, including lower employee related costs, travel expenses and advertising and sponsorship costs compared to the prior year.

•	As compared to the fourth quarter of fiscal 2020, Wireline adjusted EBITDA for the current quarter increased by $22 million, or 4.3%.

Wireless

	Three months ended November 30,
(millions of Canadian dollars)	2020	2019	Change %
Service	215	196	9.7
Equipment and other	102	122	(16.4)

Wireless revenue	317	318	(0.3)
Adjusted EBITDA(1)	75	71	5.6

Adjusted EBITDA margin(1)	23.7%	22.3%	6.3

(1)

Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures or non-GAAP ratios and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under GAAP and do not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for information about these measures, including how we calculate them.

Shaw Communications Inc.

Revenue highlights include:

•

Revenue of $317 million for the first quarter of fiscal 2021 decreased $1 million or 0.3% over the first quarter of fiscal 2020. An increase in service revenues of $19 million, or 9.7%, mainly due to an increased subscriber base, including significant Shaw Mobile additions in the quarter, was more than fully offset by a decrease in equipment revenue of $20 million, or 16.4% as Shaw Mobile benefited from the vast majority of customers bringing their own device. The 2.2% and 1.3% year-over-year decrease in ABPU to $42.66 and ARPU to $38.25, respectively, reflects the impact as the Company executes on its bundled growth strategy through the acquisition of lower revenue Shaw Mobile customers.

•

As compared to the fourth quarter of fiscal 2020, the current quarter revenue increased $23 million or 7.8% due to increased equipment sales of $19 million combined with $4 million in higher service revenues, while ABPU of $42.66 decreased by $2.15 or 4.8% (ABPU of $44.81 in the fourth quarter of fiscal 2020), and ARPU of $38.25 decreased by $1.40 or 3.5% (ARPU of $39.65 in the fourth quarter of fiscal 2020).

Adjusted EBITDA highlights include:

•

Adjusted EBITDA of $75 million for the first quarter of fiscal 2021 improved by $4 million, or 5.6% over the first quarter of fiscal 2020. The increase is primarily due to service revenue growth partially offset by lower roaming revenue and investments in the Shaw Mobile launch, including the expansion of Shaw’s retail footprint.

•

As compared to the fourth quarter of fiscal 2020, adjusted EBITDA for the current quarter decreased $9 million or 10.7%, mainly due to a decrease in margins due to higher equipment sales and additional costs associated with higher subscriber activity and the expansion of the Shaw retail footprint partially offset by a slight increase in service revenues.

Capital expenditures and equipment costs

	Three months ended November 30,
(millions of Canadian dollars)	2020	2019	Change %
Wireline
New housing development	23	35	(34.3)
Success-based	44	62	(29.0)
Upgrades and enhancements	81	80	1.3
Replacement	7	8	(12.5)
Building and other	6	20	(70.0)

Total as per Note 3 to the unaudited interim consolidated financial statements	161	205	(21.5)

Wireless
Total as per Note 3 to the unaudited interim consolidated financial statements	73	55	32.7

Consolidated total as per Note 3 to the unaudited interim consolidated financial statements	234	260	(10.0)

In the first quarter of fiscal 2021, capital investment of $234 million decreased $26 million from the comparable period in fiscal 2020. Total Wireline capital spending of $161 million decreased $44 million compared to the prior year period primarily due to lower success-based capital, capitalized labour, and new housing development. Wireless spending increased by approximately $18 million year-over-year primarily due to continued network expansion, spectrum deployment and higher IT related spending to support Shaw Mobile launch and digital initiatives.

Shaw Communications Inc.

Wireline highlights include:

•	For the quarter, investment in combined upgrades, enhancements and replacement categories was $88 million which is on par with the prior year.

•

Investments in new housing development were $23 million, a $12 million, or 34.3%, decrease over the prior year, driven by lower residential and commercial customer network growth and acquisition in the current year.

•

Success-based capital for the quarter of $44 million was $18 million lower than the first quarter of fiscal 2020 primarily due to lower equipment purchases in the period and decreased labour costs related to the increase in customer self-installation.

•

Investments in buildings and other in the amount of $6 million was $14 million lower year-over year primarily related to the impact of proceeds on disposal of non-core corporate assets received in the current period.

Wireless highlights include:

•

Capital investment of $73 million in the first quarter increased relative to the first quarter of fiscal 2020 by $18 million, primarily due to continued network expansion, spectrum deployment and higher IT related spending to support Shaw Mobile launch and digital initiatives. In fiscal 2021, the Company continues to focus on investment in the Wireless network and infrastructure, specifically the continued deployment of 700 MHz spectrum, 600 MHz spectrum, LTE and small cells and increased investment in 5G as well as enhancements to the back-office systems, new retail locations and other corporate initiatives.

Other income and expense items

Restructuring costs

Restructuring costs generally include severance, employee related costs and other costs directly associated with a restructuring program. During the first quarter of fiscal 2021, the Company made a number of changes to its organizational structure in an effort to streamline the business, consolidate certain functions, and reduce redundancies between the Wireless and Wireline segments. In connection with the restructuring, the Company recorded costs of $12 million, primarily related to severance and employee related costs.

Amortization

	Three months ended November 30,
(millions of Canadian dollars)	2020	2019	Change %
Amortization revenue (expense)
Deferred equipment revenue	3	4	(25.0)
Deferred equipment costs	(13)	(18)	(27.8)
Property, plant and equipment, intangibles and other	(295)	(289)	2.1

Amortization of property, plant and equipment, intangibles and other increased 2.1% for the three months ended November 30, 2020 when compared to the same period in fiscal 2020. The increase in amortization reflects the amortization of new expenditures exceeding the amortization of assets that became fully amortized during the period.

Shaw Communications Inc.

Amortization of financing costs and interest expense

	Three months ended November 30,
(millions of Canadian dollars)	2020	2019	Change %

Amortization of financing costs – long-term debt	1	1	—
Interest expense	66	71	(7.0)

Interest expense for the three months ended November 30, 2020 decreased 7.0% over the comparable period which primarily reflects the lower average outstanding debt balances in the period and the decrease in the weighted average interest rate.

Other gains/losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.

Income taxes

Income taxes are higher in the quarter compared to the first quarter of fiscal 2020 due mainly to the increase in net income and the recognition of previously unrecognized tax losses in fiscal 2020.

Shaw Communications Inc.

Supplementary quarterly financial information

	2021(3)	2020(3)				2019
(millions of Canadian dollars except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	1,370	1,349	1,312	1,363	1,383	1,349	1,322	1,315
Adjusted EBITDA(1)	607	594	609	600	588	534	528	548
Restructuring costs	(12)	—	(14)	—	—	10	—	—
Amortization	(305)	(312)	(302)	(300)	(303)	(250)	(263)	(264)
Amortization of financing costs	(1)	(1)	—	(1)	(1)	(1)	(1)	—
Interest expense	(66)	(68)	(67)	(68)	(71)	(66)	(62)	(68)
Other income (expense)	(2)	(1)	7	(19)	(3)	2	(36)	(1)
Income taxes	(58)	(37)	(49)	(45)	(48)	(63)	61	(61)
Net income(2)	163	175	184	167	162	166	227	154
Net income attributable to equity shareholders	163	175	184	167	162	166	225	154
Net income attributable to non-controlling interests	—	—	—	—	—	—	2	—
Earnings per share
Basic and diluted	0.31	0.34	0.35	0.32	0.31	0.32	0.43	0.30

Other Information
Cash flows from operating activities	300	632	588	361	339	435	432	410
Free cash flow(1)	225	152	221	191	183	42	174	159
Capital expenditures and equipment costs	234	307	268	276	260	382	280	279

(1)

Adjusted EBITDA and free cash flow are non-GAAP financial measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under GAAP and do not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for information about these measures, including how we calculate them.

(2)	Net income attributable to both equity shareholders and non-controlling interests.
(3)

Fiscal 2021 and 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “New Accounting Standards” as well as “Results of Operations” and “Segmented Operations Review” in the Annual Report for the year ended August 31, 2020.

F21 Q1 vs F20 Q4

In the first quarter of fiscal 2021, net income decreased $12 million compared to the fourth quarter of fiscal 2020 mainly due to a $12 million increase in restructuring costs in the first quarter and a $27 million increase in deferred taxes partially offset by a $13 million increase in adjusted EBITDA and a $6 million decrease in current taxes, all in the first quarter.

F20 Q4 vs F20 Q3

In the fourth quarter of fiscal 2020, net income decreased $9 million compared to the third quarter of fiscal 2020 mainly due to an $15 million decrease in adjusted EBITDA and a $23 million increase in current taxes in the fourth quarter as well an $8 million decrease in other gains (losses) as a result of an insurance claim recovery in the third quarter partially offset by a $35 million decrease in deferred taxes and a $14 million decrease in restructuring costs in the fourth quarter.

F20 Q3 vs F20 Q2

In the third quarter of fiscal 2020, net income increased $17 million compared to the second quarter of fiscal 2020 mainly due to a $26 million increase in other gains (losses), which includes the impact of the $17 million payment related to the early redemption of $800 million in senior notes in the second quarter, a $6 million insurance claim recovery, a $9 million increase in adjusted EBITDA in the third quarter and a $4 million decrease in current taxes, partially offset by an $8 million increase in deferred taxes, also in the third quarter.

Shaw Communications Inc.

F20 Q2 vs F20 Q1

In the second quarter of fiscal 2020, net income increased $5 million compared to the first quarter of fiscal 2020 mainly due to a $13 million decrease in current taxes, a $12 million increase in adjusted EBITDA and a $3 million decrease in interest expense, all in the second quarter, partially offset by a $17 million payment related to the early redemption of $800 million in senior notes and a $10 million increase in deferred taxes, also in the second quarter.

F20 Q1 vs F19 Q4

In the first quarter of fiscal 2020, net income decreased $3 million compared to the fourth quarter of fiscal 2019 mainly due to a $23 million decrease in deferred taxes in the first quarter. This was partially offset by a $7 million increase in current taxes in the first quarter as well as the net impact of the adoption of IFRS 16 which resulted in a decrease to operating, general and administrative costs that was more than offset by increases to amortization of property, plant and equipment, intangibles and other and interest expense.

F19 Q4 vs F19 Q3

In the fourth quarter of fiscal 2019, net income decreased $63 million compared to the third quarter of fiscal 2019 mainly due to a $21 million increase in current taxes in the fourth quarter, a $41 million gain on the disposal of property, plant and equipment to a related party, a $15 million gain on the sale of a portfolio investment and the $102 million impact of a tax rate change on deferred taxes, partially offset by a $109 million loss on the disposal of the Company’s entire equity investment in Corus, all recorded in the third quarter.

F19 Q3 vs F19 Q2

In the third quarter of fiscal 2019, net income increased $74 million compared to the second quarter of fiscal 2019 mainly due to a $41 million gain on the disposal of property, plant and equipment to a related party, a $15 million gain on the sale of a portfolio investment and the $102 million impact of a tax rate change on deferred taxes, partially offset by a $109 million loss on the disposal of the Company’s entire equity investment in Corus, all recorded in the third quarter.

Financial position

Total assets were $16.0 billion at November 30, 2020, compared to $16.2 billion at August 31, 2020. The following is a discussion of significant changes in the Consolidated Statements of Financial Position since August 31, 2020.

Current assets decreased $156 million primarily due to decreases in cash of $192 million, which was partially offset by increases in accounts receivables of $9 million, inventories of $5 million, other current assets of $14 million and current portion of contract assets of $6 million. Cash decreased primarily due to the payment of $154 million in dividends, $75 million for share repurchases as described below, as well as cash outlays for investing activities partially offset by funds flow from operations. Refer to “Liquidity and capital resources” for more information.

The current portion of contract assets increased over the period mainly due to an increase in Wireless subscribers participating in the Company’s discretionary wireless handset discount program. Under IFRS 15, the portion of this discount relating to the handset is applied against equipment revenue at the point in time that the handset is transferred to the customer while the portion relating to service revenue is recorded as a contract asset and amortized over the life of the contract against future service revenues.

Property, plant and equipment decreased $11 million as the amortization of capital and right-of-use assets exceeded the capital investments and additions to right-of-use assets in the period.

Shaw Communications Inc.

Current liabilities decreased $157 million during the period primarily due to a decrease in accounts payable of $107 million and income taxes payable of $57 million, partially offset by an increase in current provisions of $12 million.

Accounts payable and accrued liabilities decreased due to the timing of payment and fluctuations in various payables including capital expenditures, interest and programming costs. The increase in current provisions was mainly due to the impact of restructuring activities in the period.

Lease liabilities increased $41 million mainly due to $72 million in new lease liabilities partially offset by principal repayments of $31 million in the period.

Shareholders’ equity decreased $68 million mainly due to a decrease in retained earnings. Retained earnings decreased as the current period income of $163 million was more than fully offset by dividends of $151 million and the impact of shares repurchased under the NCIB program of $46 million. Share capital decreased $29 million due to the impact of 3,269,444 shares that were repurchased under the terms of the Company’s NCIB program which was partially offset by the issuance of 153,999 Class B Non-Voting Shares under the Company’s stock option plan. Accumulated other comprehensive loss increased $5 million due to the re-measurement recorded on employee benefit plans.

As at December 31, 2020, there were 484,386,878 Class B Non-Voting Shares, 10,012,393 Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A, 1,987,607 Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B and 22,372,064 Class A Participating Shares (“Class A Shares”) issued and outstanding. As at December 31, 2020, 8,338,370 Class B Non-Voting Shares were issuable on exercise of outstanding options. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Liquidity and capital resources

In the three-month period ended November 30, 2020, the Company generated $225 million of free cash flow. Shaw used its free cash flow along with cash of $192 million and proceeds from the issuance of Class B Non-Voting Shares of $1 million to fund the net working capital change of $181 million, pay common share dividends of $151 million, repurchase $76 million in shares under the Company’s NCIB program and pay $2 million in restructuring costs.

Debt structure and financial policy

The Company has an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. As at November 30, 2020, the proceeds of the sales were committed up to a maximum of $200 million (with $200 million drawn under the program as at November 30, 2020). The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables remain recognized on the Company’s Consolidated Statements of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivable has no claim on any of our other assets.

As at November 30, 2020, the net debt leverage ratio for the Company was 2.3x. Considering the prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.5x to 3.0x would be appropriate for the Company in the current environment. Should the ratio fall below this, other than on a temporary basis, the Board may choose to recapitalize back into this range. The Board may also determine to increase the Company’s debt above these levels to finance specific strategic opportunities such as a significant acquisition or repurchase of Class B Non-Voting Shares.

Shaw Communications Inc.

The Company calculates net debt leverage ratio as follows(1):

(millions of Canadian dollars)	November 30, 2020		August 31, 2020
Short-term borrowings	200		200
Current portion of long-term debt	1		1
Current portion of lease liabilities	109		113
Long-term debt	4,548		4,547
Lease liabilities	1,202		1,157
50% of outstanding preferred shares	147		147
Cash and cash equivalents	(571)		(763)

(A) Net debt(2)	5,636		5,402
(B) Adjusted EBITDA(2)	2,410		2,391

(A/B) Net debt leverage ratio (3)	2.3	x	2.3	x

(1)

The following contains a description of the Company’s use of non-GAAP financial measures in the calculation of net debt leverage ratio, which is a non-GAAP ratio, provides a reconciliation to the nearest GAAP measure or provides a reference to such reconciliation.

(2)

Net debt and adjusted EBITDA are non-GAAP financial measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under GAAP and do not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for information about these measures.

(3)

Net debt leverage ratio is a non-GAAP ratio and should not be considered as a substitute or alternative for a GAAP measure and may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for further information about this ratio.

On November 2, 2020, the Company announced that it had received approval from the TSX to establish an NCIB program. The program commenced on November 5, 2020 and will remain in effect until November 4, 2021. As approved by the TSX, the Company has the ability to purchase for cancellation up to 24,532,404 Class B Non-Voting Shares representing approximately 5% of all of the issued and outstanding Class B Non-Voting Shares as at October 22, 2020.

During the three months ended November 30, 2020, the Company purchased 3,269,444 Class B Non-Voting Shares for cancellation for a total cost of approximately $76 million under the NCIB program.

From December 1, 2020 to December 31, 2020, the Company purchased an additional 3,273,356 Class B Non-Voting Shares for cancellation for a total cost of approximately $75 million under the NCIB program.

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

	Covenant as at November 30, 2020	Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	1.86:1	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	10.25:1	> 2.00:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization, restructuring, and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, less payments made with regards to lease liabilities for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)	Fixed Charges are defined as the aggregate interest expense, excluding the interest related to lease liabilities, for the most recently completed fiscal quarter multiplied by four.

As at November 30, 2020, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings which currently mature in December of 2024.

Shaw Communications Inc.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations, obligations and working capital requirements, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

As at November 30, 2020, the Company had $571 million of cash on hand and its $1.5 billion bank credit facility was fully undrawn.

Cash Flow

Operating Activities

	Three months ended November 30,
(millions of Canadian dollars)	2020	2019	Change %
Funds flow from operations	488	450	8.4
Net change in non-cash balances related to operations	(188)	(111)	(69.4)

	300	339	(11.5)

For the three months ended November 30, 2020, funds flow from operating activities decreased over the comparable period in fiscal 2020 primarily due to a larger decrease in the net change in non-cash balances related to operations which was partially offset by an increase in the funds flow from operations. The net change in non-cash balances related to operations fluctuated over the comparative period due to changes in accounts receivable, inventory and other current asset balances, and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended November 30,
(millions of Canadian dollars)	2020	2019	Increase
Cash used in investing activities	(232)	(310)	(78)

For the three months ended November 30, 2020, the cash used in investing activities decreased over the comparable period in fiscal 2020 due primarily to a decrease in additions to property, plant and equipment of $74 million and proceeds on disposal of property, plant and equipment of $14 million received in the current period partially offset by an increase in additions to intangible assets of $14 million.

Shaw Communications Inc.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended November 30,
(millions of Canadian dollars)	2020	2019
Increase in short-term borrowings [note 6]	—	80
Repayment of long-term debt	—	(1,250)
Debt arrangement costs	—	(1)
Payment of lease liabilities [note 5]	(31)	(30)
Issue of Class B Non-Voting Shares [note 12]	—	3
Purchase of Class B Non-Voting Shares	(75)	(25)
Dividends paid on Class A Shares and Class B Non-Voting Shares	(152)	(116)
Dividends paid on Preferred Shares	(2)	(2)
Payment of distributions to non-controlling interests	—	(2)

	(260)	(1,343)

Contractual Obligations

There has been no material change in the Company’s contractual obligations, including commitments for capital expenditures, between August 31, 2020 and November 30, 2020.

Accounting standards

The MD&A included in the Company’s August 31, 2020 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the 2020 Annual Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. See “Critical Accounting Policies and Estimates” in the Company’s MD&A for the year ended August 31, 2020. The condensed interim Consolidated Financial Statements follow the same accounting policies and methods of application as the 2020 Annual Consolidated Financial Statements.

Related party transactions

The Company’s transactions with related parties are discussed in its MD&A for the year ended August 31, 2020 under “Related Party Transactions” and under Note 29 of the Consolidated Financial Statements of the Company for the year ended August 31, 2020.

There has been no material change in the Company’s transactions with related parties between August 31, 2020 and November 30, 2020.

Financial instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between August 31, 2020 and November 30, 2020. See “Known Events, Trends, Risks and Uncertainties – Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s MD&A for the year ended August 31, 2020 and the section entitled “Financial Instruments” under Note 30 of the Consolidated Financial Statements of the Company for the year ended August 31, 2020.

Shaw Communications Inc.

Internal controls and procedures

Details relating to disclosure controls and procedures, and internal control over financial reporting (ICFR), are discussed in the Company’s MD&A for the year ended August 31, 2020 under “Certification.” As at November 30, 2020, there have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR in fiscal 2021.

Risks and uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s MD&A for the year ended August 31, 2020 under “Known Events, Trends, Risks and Uncertainties.” There have been no material changes in the significant risks and uncertainties since that date.

Government regulations and regulatory developments

See our MD&A in the Annual Report for the year ended August 31, 2020 for a discussion of the significant regulations that affected our operations as of October 30, 2020. The following is a list of the significant regulatory developments since that date.

Broadcasting Act

Potential for new or increased fees

On November 3, 2020, the Minister of Heritage introduced a bill to amend the Broadcasting Act (Bill C-10). Bill C-10 does not introduce material new obligations applicable to or fees payable by the Company’s cable, Direct-to-Home (DTH), Satellite Relay Distribution services or digital media services. However, the Bill remains subject to amendment, pursuant to the parliamentary process, prior to its passage. In addition, the Canadian Radiotelevision and Telecommunications Commission’s (“CRTC” or “Commission”) will, subsequent to any royal assent to Bill C-10, engage in one or more proceedings to align Canadian broadcasting regulation with the amended Broadcasting Act. Furthermore, the Minister of Heritage has indicated that the Commission’s subsequent regulatory processes will be subject to a Direction by the Governor-in-Council that sets out Government’s expectations with respect to how the newly-incorporated amendments to the Broadcasting Act should be reflected in regulation, which Direction may also specify the requirement that new regulations be brought into force in a relatively short timeframe. The implementation of new regulatory measures in connection with Bill C-10 could result in new fees payable by or new costs applicable to the Company’s cable, DTH or digital media services and new competition with the Company’s cable and DTH services, and could impact the business practices of the Company, including through new distribution and promotion requirements, any or all of which could impact the Company’s financial results in connection with broadcasting.

Telecommunications Act

Telecom Order CRTC 2019-288

On August 15, 2019, the CRTC issued Telecom Order 2019-288 (the “Order”), which set Shaw’s final wholesale high-speed access (HSA) service rates. The final rates are significantly lower than the interim rates set in October 2016, and retroactive to January 31, 2017. For a detailed summary regarding all proceedings and decisions issued between August 15, 2019 and October 30, 2020 related to the Company’s multiple routes of appeal of the Order, see “Government Relations and Regulatory Developments – Third Party Internet Access” of the Company’s Annual Report for the year ended August 31, 2020.

Shaw Communications Inc.

On November 12, 2020, the Company, together with Cogeco, Eastlink, Rogers and Videotron (collectively, the “Cable Carriers”), filed an application with the Supreme Court of Canada (SCC), seeking leave to appeal the Federal Court of Appeal’s decision dated September 10, 2020 denying the Company’s appeal of the Order.

If any of the various routes of appeal do not ultimately result in a sufficient increase in the rates set by the Order, this could significantly reduce the amount that the Company can charge for aggregated HSA services and negatively impact the Company’s broadband Wireline revenues and investments, as well as its ability to compete with Resellers and other facilities-based HSA providers.

Copyright Act

In June 2020, the Federal Court of Appeal overturned the Copyright Board’s interpretation of the scope and meaning of the “making available” provision (section 2.4(1.1) of the Copyright Act). The Copyright Board determined that section 2.4(1.1) expands the scope of the performance right and the Society of Composers, Authors and Music Publishers of Canada’s (SOCAN) entitlement to royalties. On November 12, 2020, SOCAN filed an application for leave to appeal to the SCC. If leave is sought and granted and the SCC restores the Copyright Board’s interpretation, it could lead to new claims by rights holders in connection with Company technologies that facilitate downloading.

Personal Information Protection and Electronic Documents Act (PIPEDA)

On November 17, 2020, the Minister of Innovation, Science and Industry introduced Bill C-11 – the Digital Charter Implementation Act (“DCIA”), which, when passed and brought into force, will repeal and replace PIPEDA. Bill C-11 which is comprised of two parts: (1) the Consumer Privacy Protection Act (the “CCPA”), which establishes protections and parameters for the collection, use and disclosure of personal information (PI), including enhanced rights for individuals with respect to their privacy and data; enhanced accountabilities for organizations with respect to consent gathering and data usage; and significant penalties (up to 5% of an organization’s gross revenue the previous year) for breaches of rights and responsibilities; and (2) the Personal Information and Data Protection Tribunal Act (the “PIDPTA”), which creates a new administrative tribunal to oversee enforcement of the CCPA.

Changes to privacy laws and regulations resulting from the passage of Bill C-11 will require Shaw to incur costs to adjust its policies and practices related to privacy, as well as data collection and management. Such changes could: result in significant new costs payable by the Company to ensure compliance; limit the Company’s ability to utilize data in support of its business, as well as preserve and expand its customer base; and expose the Company to the risk of significant penalties and claims (including pursuant to a proposed right of private action) in connection with any non-compliance. The Government will be consulting on Bill C-11, and the timing of its coming into force will be set at the time the legislation is passed.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(millions of Canadian dollars)	November 30, 2020	August 31, 2020
ASSETS
Current
Cash and cash equivalents	571	763
Accounts receivable	277	268
Income taxes recoverable	2	—
Inventories	65	60
Other current assets [note 4]	291	277
Current portion of contract assets [note 11]	138	132

	1,344	1,500
Investments and other assets [note 15]	42	42
Property, plant and equipment	6,131	6,142
Other long-term assets	164	163
Contract assets [note 11]	39	40
Deferred income tax assets	2	1
Intangibles	8,008	7,997
Goodwill	280	280

	16,010	16,165

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings [note 6]	200	200
Accounts payable and accrued liabilities	892	999
Provisions [note 7]	113	101
Income taxes payable	—	57
Current portion of contract liabilities [note 11]	210	211
Current portion of long-term debt [notes 8 and 15]	1	1
Current portion of lease liabilities [note 5]	109	113
Current portion of derivatives	6	6

	1,531	1,688
Long-term debt [notes 8 and 15]	4,548	4,547
Lease liabilities [note 5]	1,202	1,157
Other long-term liabilities	79	72
Provisions [note 7]	80	80
Deferred credits	402	406
Contract liabilities [note 11]	14	14
Deferred income tax liabilities	1,989	1,968

	9,845	9,932
Shareholders’ equity [notes 9 and 13]
Common and preferred shareholders	6,165	6,233

	16,010	16,165

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2020	2019
Revenue [notes 3 and 11]	1,370	1,383
Operating, general and administrative expenses [note 12]	(763)	(795)
Restructuring costs [notes 7 and 12]	(12)	—
Amortization:
Deferred equipment revenue	3	4
Deferred equipment costs	(13)	(18)
Property, plant and equipment, intangibles and other	(295)	(289)

Operating income	290	285
Amortization of financing costs – long-term debt	(1)	(1)
Interest expense	(66)	(71)
Other gains (losses)	(2)	(3)

Income before income taxes	221	210
Current income tax expense [note 3]	36	36
Deferred income tax expense	22	12

Net income	163	162

Net income attributable to:
Equity shareholders	163	162
Earnings per share: [note 10]
Basic and diluted	0.31	0.31

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2020	2019
Net income	163	162
Other comprehensive income [note 13]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	—
Adjustment for hedged items recognized in the period	1	—

	—	—
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans	(5)	5

	(5)	5

Comprehensive income	158	167

Comprehensive income attributable to:
Equity shareholders	158	167

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Three months ended November 30, 2020

	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non controlling interest	Total equity
Balance as at September 1, 2020	4,602	27	1,703	(99)	6,233	—	6,233
Net income	—	—	163	—	163	—	163
Other comprehensive income	—	—	—	(5)	(5)	—	(5)

Comprehensive income	—	—	163	(5)	158	—	158
Dividends	—	—	(151)	—	(151)	—	(151)
Shares issued under stock option plan	1	—	—	—	1	—	1
Shares repurchased [note 9]	(30)	—	(46)	—	(76)	—	(76)
Share-based compensation	—	—	—	—	—	—	—

Balance as at November 30, 2020	4,573	27	1,669	(104)	6,165	—	6,165

Three months ended November 30, 2019

	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non controlling interest	Total equity
Balance as at September 1, 2019	4,605	26	1,723	(94)	6,260	3	6,263
Net income	—	—	162	—	162	—	162
Other comprehensive income	—	—	—	5	5	—	5

Comprehensive income	—	—	162	5	167	—	167
Dividends	—	—	(118)	—	(118)	—	(118)
Dividend reinvestment plan	37	—	(37)	—	—	—	—
Distributions declared to non-controlling interest	—	—	—	—	—	(3)	(3)
Shares issued under stock option plan	3	—	—	—	3	—	3
Shares repurchased	(8)	—	(17)	—	(25)	—	(25)

Balance as at November 30, 2019	4,637	26	1,713	(89)	6,287	—	6,287

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2020	2019
OPERATING ACTIVITIES
Funds flow from operations [note 14]	488	450
Net change in non-cash balances	(188)	(111)

	300	339

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(196)	(270)
Additions to equipment costs (net) [note 3]	(7)	(11)
Additions to other intangibles [note 3]	(42)	(28)
Net additions to investments and other assets	(1)	(1)
Proceeds on disposal of property, plant and equipment	14	—

	(232)	(310)

FINANCING ACTIVITIES
Increase in short-term borrowings [note 6]	—	80
Repayment of long-term debt	—	(1,250)
Debt arrangement costs	—	(1)
Payment of lease liabilities [note 5]	(31)	(30)
Issue of Class B Non-Voting Shares [note 9]	—	3
Purchase of Class B Non-Voting Shares [note 9]	(75)	(25)
Dividends paid on Class A Shares and Class B Non-Voting Shares	(152)	(116)
Dividends paid on Preferred Shares	(2)	(2)
Payment of distributions to non-controlling interests	—	(2)

	(260)	(1,343)

Increase (decrease) in cash	(192)	(1,314)
Cash, beginning of the period	763	1,446

Cash, end of the period	571	132

See accompanying notes.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2020 and November 30, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (TSX), TSX Venture Exchange (TSXV) and New York Stock Exchange (NYSE) (Symbol: TSX—SJR.B, SJR.PR.A, SJR.PR.B, NYSE—SJR, and TSXV—SJR.A).

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) and in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The condensed interim consolidated financial statements of the Company for the three months ended November 30, 2020 were authorized for issue by the Audit Committee on January 12, 2021.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2020 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2020.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2020 and November 30, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

3.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the Executive Chair & Chief Executive Officer, the President, and the Executive Vice President, Chief Financial & Corporate Development Officer and they review the operating performance of the Company by segments, which are comprised of Wireline and Wireless. The chief operating decision makers utilize adjusted earnings before interest, income taxes, depreciation and amortization (“adjusted EBITDA”) for each segment as a key measure in making operating decisions and assessing performance.

The Wireline segment provides Cable telecommunications services including Video, Internet, WiFi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta through Freedom Mobile and in British Columbia and Alberta through Shaw Mobile.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended November 30,
	2020	2019
Revenue
Wireline	1,056	1,067
Wireless	317	318

	1,373	1,385
Intersegment eliminations	(3)	(2)

	1,370	1,383

Adjusted EBITDA(1)
Wireline	532	517
Wireless	75	71

	607	588
Restructuring costs	(12)	—
Amortization	(305)	(303)

Operating income	290	285

Current taxes
Operating	35	32
Other/non-operating	1	4

	36	36

(1)

Adjusted EBITDA does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers; the Company defines adjusted EBITDA as revenues less operating, general and administrative expenses.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2020 and November 30, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended November 30,
	2020	2019
Capital expenditures accrual basis
Wireline	154	194
Wireless	73	55

	227	249

Equipment costs (net of revenue)
Wireline	7	11

Capital expenditures and equipment costs (net)
Wireline	161	205
Wireless	73	55

	234	260

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	196	270
Additions to equipment costs (net)	7	11
Additions to other intangibles	42	28

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	245	309
Increase/(decrease) in working capital and other liabilities related to capital expenditures	3	(49)
Less: Proceeds on disposal of property, plant and equipment	(14)	—

Total capital expenditures and equipment costs (net) reported by segments	234	260

4.	OTHER CURRENT ASSETS

	November 30, 2020	August 31, 2020
Prepaid expenses	105	89
Deferred commission costs(1)	62	61
Wireless handset receivables(2)	124	127

	291	277

(1)	Costs incurred to obtain or fulfill a contract with a customer are capitalized and subsequently amortized as an expense over the average life of a customer.
(2)

As described in the revenue and expenses accounting policy detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2020, these amounts relate to the current portion of wireless handset receivables.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2020 and November 30, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

5.	LEASE LIABILITIES

Below is a summary of the activity related to the Company’s lease liabilities.

August 31, 2020	1,270
Net additions	72
Interest on lease liabilities	11
Interest payments on lease liabilities	(11)
Principal payments of lease liabilities	(31)
Other	—

Balance as at November 30, 2020	1,311

Current	113
Long-term	1,157

Balance as at August 31, 2020	1,270

Current	109
Long-term	1,202

Balance as at November 30, 2020	1,311

6.	SHORT-TERM BORROWINGS

A summary of our accounts receivable securitization program is as follows:

	Three months ended November 30,
	2020	2019
Accounts receivable securitization program, beginning of period	200	40
Proceeds received from accounts receivable securitization	—	80
Repayment of accounts receivable securitization	—	—

Accounts receivable securitization program, end of period	200	120

	November 30, 2020	August 31, 2020
Trade accounts receivable sold to buyer as security	492	446
Short-term borrowings from buyer	(200)	(200)

Over-collateralization	292	246

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2020 and November 30, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

7.	PROVISIONS

	Asset retirement obligations $	Restructuring (1)(2) $	Other $	Total $
Balance as at August 31, 2020	79	13	89	181
Additions	—	12	4	16
Accretion	1	—	—	1
Reversal	—	—	(3)	(3)
Payments	—	(2)	—	(2)

Balance as at November 30, 2020	80	23	90	193

Current	—	13	88	101
Long-term	79	—	1	80

Balance as at August 31, 2020	79	13	89	181

Current	—	23	90	113
Long-term	80	—	—	80

Balance as at November 30, 2020	80	23	90	193

(1)

During fiscal 2018 the Company offered a voluntary departure program to a group of eligible employees as part of a total business transformation initiative and in fiscal 2020 restructured certain operations within the Wireline segment and announced a realignment of the senior leadership team. A total of $nil has been paid in fiscal 2021 relating to these initiatives. The remaining costs are expected to be paid out within the next 2 months.

(2)

During fiscal 2021, the Company made a number of changes to its organizational structure in an effort to streamline the business, consolidate certain functions, and reduce redundancies between the Wireless and Wireline segments. In connection with the restructuring, the Company recorded $12 in the first quarter primarily related to severance and employee related costs, of which $2 has been paid as at November 30, 2020. The remaining costs are expected to be paid within the next 14 months.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2020 and November 30, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

8.	LONG-TERM DEBT

	November 30, 2020				August 31, 2020
	Effective interest rates %	Long-term debt at amortized cost(1) $	Adjustment for finance costs (1) $	Long-term debt repayable at maturity $	Long-term debt at amortized cost(1) $	Adjustment for finance costs (1) $	Long-term debt repayable at maturity $
Corporate
Cdn fixed rate senior notes-
3.80% due November 2, 2023	3.80	498	2	500	498	2	500
4.35% due January 31, 2024	4.35	499	1	500	499	1	500
3.80% due March 1, 2027	3.84	299	1	300	298	2	300
4.40% due November 2, 2028	4.40	496	4	500	496	4	500
3.30% due December 10, 2029	3.41	495	5	500	495	5	500
2.90% due December 9, 2030	2.92	496	4	500	496	4	500
6.75% due November 9, 2039	6.89	1,421	29	1,450	1,421	29	1,450
4.25% due December 9, 2049	4.33	296	4	300	296	4	300

		4,500	50	4,550	4,499	51	4,550
Other
Burrard Landing Lot 2 Holdings Partnership	Various	49	—	49	49	—	49

Total consolidated debt		4,549	50	4,599	4,548	51	4,599
Less current portion(2)		1	—	1	1	—	1

		4,548	50	4,598	4,547	51	4,598

(1)	Long-term debt is presented net of unamortized discounts and finance costs.
(2)	Current portion of long-term debt includes amounts due within one year in respect of the Burrard Landing loans.

9.	SHARE CAPITAL

Changes in share capital during the three months ended November 30, 2020 are as follows:

	Class A Shares		Class B Non-Voting Shares		Series A Preferred Shares		Series B Preferred Shares
	Number	$	Number	$	Number	$	Number	$
August 31, 2020	22,372,064	2	490,632,833	4,307	10,012,393	245	1,987,607	48
Issued upon stock option plan exercises	—	—	153,999	1	—	—	—	—
Issued upon restricted share unit exercises	—	—	—	—	—	—	—	—
Shares repurchased	—	—	(3,269,444)	(30)	—	—	—	—

November 30, 2020	22,372,064	2	487,517,388	4,278	10,012,393	245	1,987,607	48

Normal Course Issuer Bid

On November 2, 2020, the Company announced that it had received approval from the TSX to establish a normal course issuer bid (NCIB) program. The program commenced on November 5, 2020 and will remain in effect until November 4, 2021. As approved by the TSX, the Company has the ability to purchase for cancellation up to 24,532,404 Class B Non-Voting Participating Shares (“Class B Non-Voting Shares”) representing approximately 5% of all of the issued and outstanding Class B Non-Voting Shares as at October 22, 2020.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2020 and November 30, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

During the three months ended November 30, 2020, the Company purchased 3,269,444 Class B Non-Voting Shares for cancellation for a total cost of approximately $76 under the NCIB program. The average book value of the shares repurchased was $8.78 per share and was charged to share capital. The excess of the market price over the average book value, including transaction costs, was approximately $46 and was charged to retained earnings.

From December 1, 2020 to December 31, 2020, the Company purchased an additional 3,273,356 Class B Non-Voting Shares for cancellation for a total cost of approximately $75 under the NCIB program.

10.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended November 30,
	2020	2019
Numerator for basic and diluted earnings per share ($)
Net income	163	162
Deduct: dividends on Preferred Shares	(2)	(2)

Net income attributable to common shareholders	161	160

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	513	518
Effect of dilutive securities (1)	—	—

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	513	518

Basic earnings per share ($)
Basic and diluted	0.31	0.31

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three months ended November 30, 2020, 6,736,626 (November 30, 2019 – 4,966,252) options were excluded from the diluted earnings per share calculation.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2020 and November 30, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

11.	REVENUE

Contract assets and liabilities

The table below provides a reconciliation of the significant changes to the current and long-term portion of contract assets and liabilities balances during the year.

	Contract	Contract
	Assets	Liabilities
Balance as at August 31, 2020	172	225
Increase in contract assets from revenue recognized during the year	51	—
Contract assets transferred to trade receivables	(41)	—
Contract terminations transferred to trade receivables	(5)	—
Revenue recognized included in contract liabilities at the beginning of the year	—	(213)
Increase in contract liabilities during the year	—	212

Balance as at November 30, 2020	177	224

	Contract	Contract
	Assets	Liabilities
Current	132	211
Long-term	40	14

Balance as at August 31, 2020	172	225

Current	138	210
Long-term	39	14

Balance as at November 30, 2020	177	224

Deferred commission cost assets

The table below provides a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the three months ended November 30, 2020. We believe these amounts to be recoverable through the revenue earned from the related contracts. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

August 31, 2020	98
Additions to deferred commission cost assets	20
Amortization recognized on deferred commission cost assets	(20)

Balance as at November 30, 2020	98

Current	61
Long-term	37

Balance as at August 31, 2020	98

Current	62
Long-term	36

Balance as at November 30, 2020	98

Commission costs are amortized over a period ranging from 24 to 36 months.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2020 and November 30, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

Disaggregation of revenue

	Three months ended November 30,
	2020	2019
Services
Wireline - Consumer	911	924
Wireline - Business	145	143
Wireless	215	196

	1,271	1,263

Equipment and other
Wireless	102	122

	102	122

Intersegment eliminations	(3)	(2)

Total revenue	1,370	1,383

Remaining performance obligations

The following table includes revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at November 30, 2020.

	Within 1 year	Within 2 years	Within 3 years	Within 4 years	Within 5 years
						Thereafter	Total
Wireline	1,501	596	151	87	26	—	2,361
Wireless	414	118	—	—	—	—	532

Total	1,915	714	151	87	26	—	2,893

When estimating minimum transaction prices allocated to the remaining unfilled, or partially unfulfilled, performance obligations, Shaw applied the practical expedient to not disclose information about remaining performance obligations that have original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer. The estimated amounts disclosed are based upon contractual terms and maturities. Revenues recognized based on actual minimum transaction price, and the timing thereof, will differ from these estimates due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

12.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended November 30,
	2020	2019
Employee salaries and benefits(1)	153	157
Purchase of goods and services	622	638

	775	795

(1)	For the three months ended November 30, 2020, employee salaries and benefits include $12 (2019—$nil) in restructuring costs.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2020 and November 30, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

13.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the three months ended November 30, 2020 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	—	(1)
Adjustment for hedged items recognized in the period	1	—	1

	—	—	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(7)	2	(5)

	(7)	2	(5)

Components of other comprehensive income and the related income tax effects for the three months ended November 30, 2019 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	—	—	—
Adjustment for hedged items recognized in the period	—	—	—

	—	—	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	7	(2)	5

	7	(2)	5

Accumulated other comprehensive loss is comprised of the following:

	November 30, 2020	August 31, 2020
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(5)	(5)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(99)	(94)

	(104)	(99)

14.	CONSOLIDATED STATEMENTS OF CASH FLOWS

(i)	Funds flow from operations

	Three months ended November 30,
	2020	2019
Net income from operations	163	162
Adjustments to reconcile net income to funds flow from operations:
Amortization	306	304
Deferred income tax expense	22	12
Defined benefit pension plans	—	(2)
Net change in contract asset balances	(5)	(28)
Other	2	2

Funds flow from operations	488	450

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2020 and November 30, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended November 30,
	2020	2019
Interest paid	75	109
Income taxes paid (net of refunds)	94	34
Interest received	2	4

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended November 30,
	2020	2019
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	—	37

15.	FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii) Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at approximate fair value. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2020 and November 30, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

The carrying value and estimated fair value of long-term debt are as follows:

	November 30, 2020		August 31, 2020
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Liabilities
Long-term debt (including current portion)(1)	4,549	5,561	4,548	5,613

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

(iv)	Other long-term liabilities

The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.